

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

December 6, 2012

<u>**Via Email**</u>
Paul F. Brauneis
Chief Financial Officer
Sycamore Networks, Inc.
220 Mill Road
Chelmsford, MA 01824

Re: Sycamore Networks, Inc.
        Preliminary Proxy Statement filed on Schedule 14A
        Filed on November 15, 2012
        File No. 000-27273

Dear Mr. Brauneis:

We have limited our review of your filing to the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please remove the language on pages 23, 34, 47, 63, 65 and 82 which qualify the various discussions in the proxy by reference to the documents in the annex or elsewhere. Your discussions should cover all material aspects of the relevant agreements and background information.

2. Please revise throughout the proxy to explain the significance of the $10.00, $2.00 and $0.50 special cash distributions made on October 11, 2012, November 12, 2012 and to be paid on December 20, 2012 as they relate to the proposal to dissolve the company. Within your discussion of the background of the asset sale and the dissolution describe the activities that led to the board's determinations to make each distribution.

Our stockholders may be liable to our creditors for part or all of the amount received…, page 18

3. Please make clear whether creditors could recoup proceeds from the $10.00 and $2.00 special cash distributions previously received by your shareholders if you fail to create an adequate contingency reserve for your payments and obligations. In this regard, we note the disclosure on page 75 that "for U.S. federal income tax purposes, U.S. holders will be treated as receiving a series of liquidating distributions that began with the special cash distribution paid on October 11, 2012…"

Reasons for the Asset Sale and the Dissolution, page 30

4. Revise to clarify why Buyer's obligations to make offers of employment to substantially all of the employees of the Intelligent Bandwidth Management Business and provide such employees with benefits similar to those currently in effect was a favorable factor in finding that the Asset Sale is in the best interest of your stockholders. Specifically address the extra expense incurred by the Buyer to meet these obligations and whether these obligations impacted the consideration Buyer agreed to.

Opinion of Sycamore's Financial Advisor, page 33

5. The language "Blackstone's opinion was addressed to Sycamore's board of directors and does not constitute a recommendation to any stockholder as to how such holder should vote with respect to the Asset Sale Proposal or any other matter, and should not be relied upon by any stockholder as such" appears to limit reliance by investors on the opinion. We view this limitation as inappropriate since the opinion is being provided to shareholders in a public disclosure document under the federal securities laws. Please revise the language to clarify that it does not constitute a limitation on the ability to generally rely on the opinion or disclose the basis for the advisor's belief that shareholders cannot rely on the opinion to support any claims against it arising under applicable state law. Describe any applicable authority or disclose that the availability of this defense will be resolved by a court of competent jurisdiction. Also disclose that the resolution will have no effect on the rights and responsibilities of the board of directors under applicable state law and disclose that the availability of the defense would have no effect on the rights and responsibilities of either the advisor or the board under federal securities laws.

6. We note that in arriving at its opinion Blackstone "reviewed certain internal information concerning [your] business, financial condition, and operations" and "reviewed certain internal financial analyses, estimates and forecasts relating to [you], including [your] financial forecasts for fiscal years 2013 through 2017." Please disclose in the proxy statement all material information, analyses, estimates and forecasts provided to Blackstone regarding the company as well as the bases for and the nature of the material assumptions underlying these items.

<u>Illustrative Stand-Alone Discounted Cash Flow Analysis, page 39</u>

7. Revise to further explain why Blackstone derived the range of multiples of LTM TEV/Revenue based on information technology services companies, whereas the other analyses considered telecommunications equipment companies. Your revised disclosure should explain why Blackstone determined your sole source of revenue for your operating business in the terminal year would be from information technology services.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jonathan Groff, Staff Attorney, at (202) 551-3458, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director